Exhibit 99.2
Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the registration statement on form F-10 (No. 333-283100) of Sandstorm Gold Ltd. of our report dated February 18, 2025 relating to the financial statements and effectiveness of internal control over financial reporting of Sandstorm Gold Ltd., which appears in Sandstorm Gold Ltd.’s current report on Form 6-K filed on February 18, 2025.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, Canada
February 18, 2025